KWESST Files Patent For Next-Generation Laser Detection,

Makes Core Module Available To OEMs

Breakthrough technology transforms laser detection from defense to offence

July 25, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW; ("KWESST" or "the Company") today announced that it has filed a U.S. patent application for the core module of its next-generation Battlefield Laser Detection System ("BLDS"), branded "BLaDE" and will make the BLaDE module available as a plug-and-play offering to third-party OEMs for incorporation into their new and legacy electro-optical systems on armored vehicles.

Lasers, including Light Detection And Ranging ("LIDAR") are a growing threat in the modern battlespace.  Historically, legacy laser detection systems are essentially defensive in nature.  They typically consist of sensor pods on armored vehicles that detect lasers from precision-guided munitions and then activate smoke on the vehicle to disrupt the laser targeting of the  incoming munition.  LIDAR systems are prevalent in war zones today, including the Ukraine, to detect targets through obstructions like camouflage netting and foliage, increasing the vulnerability of ground forces and assets to attack from precision munitions.

In a leap ahead, KWESST's next-generation patent-pending BLaDE not only detects lasers, including LIDAR, but also discriminates whether they are friend or foe, and identifies the kind of laser right down to make and model.  It also pinpoints the source of the laser so friendly forces can target it.  Crucially, the BLDS is optimized to sense all known laser threats on the battlefield today and process counter-measures faster than current laser warning receivers.  These advances in technical capability constitute the scope of the patent filing.

This breakthrough capability changes laser detection from defense to offence.  "We're excited to announce this patent filing and availability of the core ("BLaDE") module to OEMs at this time," said David Luxton, Executive Chairman at KWESST.  "It provides an entirely new level of protection and counter-measure against the threat of lasers in the modern battlefield, and its availability as a plug-and-play module for third-party OEMs means accelerated market roll-out, especially for rapid upgrade on armored vehicles currently equipped with dated legacy laser detection systems, or none at all."

Licensing and Supply to OEMs

"We are already in discussions with one armored vehicle program office in a NATO country and the OEM supplier of those armored vehicles to upgrade their laser detection capability," said Luxton.  "We will now be reaching out to other armored vehicle and electro-optical pod OEMs to offer our core, proprietary plug-and-play BLaDE module under a Technology License and Supply Agreement ("TLSA").  With more than 1,000,000 armored vehicles in NATO, including more than 12,000 main battle tanks, we view this as a significant growth opportunity." (1)

(1)  https://www.statista.com/statistics/1293761/nato-land-force-strength-type/

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: David Luxton: luxton@kwesst.com  or Jason Frame, Investor Relations: frame@kwesst.com

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "significant", "growth opportunity", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "view" or "views", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and orders for its products in 2023 and onwards for reasons beyond its control, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed.  Such forward-looking statements include those with respect to management's belief that a patent filing will result in a patent grant. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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